STATEMENT REGARDING COMPUTATION
OF
RATIO OF EARNINGS TO FIXED CHARGES

Ratio of Earnings to Fixed Charges
(Dollars in millions)
						9 mos.	9 mos.
Earnings:	2001	2002	2003	2004	2005	9/30/2005	9/30/2006

Earnings before income taxes and minority interest	$109.9	$233.8	$256.7	$308.6	$314.2	$221.7	$259.9

Income in equity investees	(14.9)	(19.5)	(20.1)	(29.2)	(28.2)	(17.7)	(26.3)

Fixed charges	55.4	45.9	40.8	40.0	51.3	38.1	39.7

Capitalized interest amortization expense	2.2	2.6	2.8	2.9	3.0	2.1	2.8

Distributed income of equity investees	8.9	8.4	9.7	23.9	12.9	4.8	19.5

Less: Capitalized interest	(4.8)	(4.4)	(3.0)	(4.3)	(6.9)	(3.8)	(5.2)

Total earnings	$156.7	$266.8	$286.9	$341.9	$346.3	$245.2	$290.4

Fixed Charges:

Interest expense	$47.8	$37.7	$33.3	$29.7	$37.1	$28.8	$28.8

Capitalized interest	4.8	4.4	3.0	4.3	6.9	3.8	5.2

Rent expense	8.3	11.4	13.4	18.0	21.9	16.4	17.2

1/3 of rent expense	2.8	3.8	4.5	6.0	7.3	5.5	5.7

Total fixed charges	$55.4	$45.9	$40.8	$40.0	$51.3	$38.1	$39.7

Ratio of earnings to fixed charges	2.83	5.81	7.04	8.55	6.75	6.44	7.31